Lucid Diagnostics Inc.

360 Madison Avenue, 25th Floor

New York, New York 10017

(917) 813-1828

July 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F St. N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

Re:	Lucid Diagnostics Inc.
Registration Statement on Form S-3
Originally Filed July 1, 2024
File No. 333-280650

Ladies and Gentlemen:

Lucid Diagnostics Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:30 a.m., Thursday, July 18, 2024, or as soon thereafter as practicable.

Very truly yours,

LUCID DIAGNOSTICS INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer